Exhibit 21.1

Subsidiaries of Akari Therapeutics PLC

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries:

Jurisdiction of
Name of Subsidiary	Incorporation

Celsus Therapeutics Inc.	Delaware

Morria Biopharma Ltd.	Israel

Volution Immuno Pharmaceuticals SA	Switzerland